CORDERO ENERGY INC.

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

06018469

November 9, 2006

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
NOV 13 2006
WASH. D.C.
186

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Cordero Energy Inc. (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Energy Inc. Completes Equity Financing".

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

11/15

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

File No: 82-34983

Cordero Energy Inc.

Cordero Energy Inc. Completes Equity Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

November 9, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") is pleased to announce that it has closed its previously announced private placement of 1,200,000 common shares on a flow-through basis at a price of $8.80 per share for gross proceeds of $10,560,000. The offering was made on a bought deal basis through a syndicate of underwriters led by Peters & Co. Limited and including Tristone Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

Proceeds from the offering will be used to fund Cordero's on-going exploration program in central and northern Alberta as well as northeast British Columbia. After giving effect to the offering, Cordero has 33,822,913 common shares issued and outstanding.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

The common shares have not been registered under the United States Securities Act of 1933, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Dean Setoguchi
Vice President and Chief Financial Officer

Email: info@corderoenergy.com
Website: www.corderoenergy.com